SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Information furnished in this form:

1.	Press release, Notice of Extraordinary General Meeting of Shareholders, which was filed with the Tokyo Stock Exchange on January 11, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: January 11, 2006	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

January 11, 2006

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders, which will be held as described hereunder.

If you are unable to attend the meeting, please review the reference materials contained herein and exercise your voting rights either by returning to us by mail the enclosed voting form or via the Internet. Please exercise your voting right by Wednesday, January 25, 2006.

Sincerely yours,

Kagemasa Kozuki President and Representative Director KONAMI CORPORATION
4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330

MEETING AGENDA

1. Date and Time:	10:00 a.m., Thursday, January 26, 2006

2. Venue:	“Arena” of Konami Sports Corporation, 10-1, Higashi Shinagawa 4-chome, Shinagawa-ku, Tokyo

3. Agenda:	Proposals

	Proposal 1:	To approve Share Exchange Agreement concluded between Konami Corporation and Konami Sports Corporation:

For details about the proposal, please refer to “Reference Materials Concerning the Exercise of Voting Rights” on pages 3 to 35.

	Proposal 2:	To approve Plan for Corporate Split:

For details about the proposal, please refer to “Reference Materials Concerning the Exercise of Voting Rights” on pages 36 to 54.

	Proposal 3:	Amendments to the Articles of Incorporation:

For details about the proposal, please refer to “Reference Materials Concerning the Exercise of Voting Rights” on pages 55 to 56.

*	If attending the meeting, please hand in the voting form enclosed with these materials to the receptionist at the Meeting.

[This is an English translation provided for your reference and convenience.]

Procedures for Proxy Voting

If you are unable to attend the meeting, you may exercise your voting right by following one of the procedures described below.

Voting by Mail

To vote by mail, please indicate on the enclosed voting form your approval or disapproval of the proposal, affix your seal, and return the completed form to us. All forms must be received no later than Wednesday, January 25, 2006.

Procedures for proxy voting by electronic means

Shareholders are asked to follow the procedures detailed below if they wish to exercise their voting rights using the Internet.

1.	Shareholders may only exercise their voting rights online through the dedicated voting website designated by the Company. This voting website may be also accessed by mobile phone.

Voting website URL: http://www.webdk.net

2.	Shareholders choosing to exercise their voting rights online need to use the voting code and password specified on the enclosed voting form. Once you have entered the site, please vote for or against the resolution by following the instructions on screen.

3.	Online votes may be accepted up to Wednesday, January 25, 2006. However, shareholders are kindly requested to register online votes as early as possible to facilitate the counting of online votes.

4.	If you duplicate your vote, i.e., if you exercise your voting rights both by mail and via the Internet, we will consider only the Internet vote to be valid.

5.	If you vote a number of times over the Internet, or if you duplicate your vote using a PC and a mobile phone, we will consider the final vote to be the valid one.

6.	Any connection fees to the Internet providers or time charges (telephone charges, etc.) incurred by shareholders in exercising votes online are to be borne by the shareholders.

—System requirements for voting by electronic means

The following systems are required to access to the voting website.

(1)	Internet access.

(2)	Shareholders choosing to exercise their voting rights using a PC should note that the site only supports the following browser software: Microsoft® Internet Explorer 5.5 or above, Netscape® 6.2 or above. The site supports any hardware platform running the software specified above.

(3)	Shareholders choosing to exercise their voting rights using a mobile phone should note that a handset model that supports 128-bit SSL (encrypted) communication is required. (For security reasons, the site has been designed only to be accessible by mobile phones with 128-bit SSL encryption technology.)

(Microsoft® is a registered trademark in the United States and other countries of Microsoft Corporation of the U.S. Netscape® is a registered trademark in the United States and certain other countries of Netscape Communications Corporation.)

Reference Materials Concerning the Exercise of Voting Rights

1.	Number of Voting Rights Held by All Shareholders: 1,298,498

2.	Agenda and Reference Matters

Proposal No. 1: To approve Share Exchange Agreement concluded between Konami Corporation and Konami Sports Corporation

1. Reasons for Share Exchange

Assuming that the merger under the merger agreement dated January 5, 2006 in which Konami Sports Corporation is to be the surviving entity and Konami Sports Life Corporation is to be the dissolving entity becomes effective, the Company and Konami Sports Corporation (hereinafter referred to as “Konami Sports”) have agreed that the Company will become the wholly-owning parent company of Konami Sports and Konami Sports will become the wholly-owned subsidiary of the Company through a share exchange effective on March 1, 2006. Eventually, the two companies entered into a share exchange agreement effective on January 5, 2006. It is specified in the agreement that the share exchange shall be made at a ratio of 1.0: 0.79 (one share of the Company for every 0.79 share of Konami Sports).

With the advent of aging society, people are increasingly interested in the pursuit of health and, as a trend, their needs against health-related services are expected to be diversified. From the view point of coping quickly with the change of times, we have come to a conclusion that it would be the best solution for us to make Konami Sports, which is engaged in the operation of fitness clubs, distribution of health-related devices and provision of health-related services, our wholly-owned subsidiary by way of share exchange if and after the Merger is consummated. The Company believes that such measure will enable its management to be with appropriate allotment of resources and speedy determination, eventually making shareholder value of the Company to further increase.

In this light, we sincerely request our shareholders to understand the purpose of the share exchange and give approval to the share exchange agreement.

2. Contents of the Share Exchange Agreement

Share Exchange Agreement (Copy)

Konami Corporation (hereinafter referred to as “Konami”) and Konami Sports Corporation (hereinafter referred to as “Konami Sports”) hereby enter into a share exchange agreement (such agreement hereinafter referred to as the “Contract” and, if reduced to any form of instrument, the “Agreement”) under the following terms and conditions.

Article 1. (Share Exchange)

Konami and Konami Sports shall engage in the Share Exchange where Konami will become the wholly-owning parent company of Konami Sports and Konami Sports will become the wholly-owned subsidiary of Konami.

Article 2. (Shares Issued and Allotted upon the Share Exchange)

1.	Konami shall, in addition to its treasury stock of 5,874,833 shares, issue 4,024,078 common shares making the total number of common stock to be allotted by Konami to Konami Sports’s shareholders 9,898,911 shares. By using such shares, Konami will allot its 0.79 common shares in exchange for each one (1) common share of Konami Sports to Konami Sports’s shareholders (including beneficial shareholders and hereinafter the same) who are listed or registered in the final register of shareholders (including register of beneficial shareholders and hereinafter the same) of Konami Sports as of the day immediately preceding the day when the Share Exchange was executed; provided, that no such allotment will be made concerning Konami Sports’s 15,760,500 shares of common stock held by Konami as of the day immediately preceding the day when the Share Exchange was executed.

2.	The calculation of the profit dividend payable on common stock allotted by Konami to Konami Sports’s shareholders pursuant paragraph 1 hereof shall commence on October 1, 2005.

Article 3. (Cash Consideration for the Share Exchange)

No cash consideration shall be distributed by Konami in connection with the Share Exchange.

Article 4. (Increase in Common Stock and Capital Reserve)

The amount of common stock and capital reserve of Konami to be increased upon the Share Exchange shall be as follows:

(1)	Amount of common stock to be increased: None.

(2)	Amount of capital reserve to be increased:

An amount obtained by subtracting the sum of book value of Konami’s common shares to be allotted to Konami Sports’s shareholders in accordance with Article 2, paragraph 1 hereof from the amount obtained by multiplying Konami Sports’s net assets on the day of the share exchange by the ratio of the Konami Sports’s shares to be transferred to Konami through the share exchange to the total number of outstanding shares of Konami Sports.

Article 5. (Succession of Stock Subscription Rights)

Konami shall, as set forth below, succeed the obligations of Konami Sports concerning stock subscription rights in the number of 12,200 which were, as the first round of issuance, issued by Konami Sports effective on July 30, 2004 pursuant to a resolution adopted at Konami Sports’s ordinary general shareholders meeting held on June 23, 2004:

(1)	Class and number of shares to be issued upon the exercise of stock subscription rights:

Class of shares: Common stock of Konami

Number of shares: 963,800 shares (79 common stock of Konami will be allotted in exchange for each one (1) stock subscription right)

(2)	Amount to be paid in upon the exercise of each stock subscription right:

The amount to be paid in upon the exercise of each stock subscription right shall be an amount obtained by multiplying the amount to be paid in for each share issued or transferred upon the exercise of each stock subscription right (hereinafter referred to as the “Exercise Amount”) by the number of shares to be issued upon the exercise of stock subscription rights. The amount to be paid in for each share shall be 3,133 yen.

(3)	Stock subscription right exercise period:

From July 1, 2006 to June 30, 2009.

(4)	Terms and conditions of the exercise of stock subscription rights:

No partial exercise of stock subscription rights shall be allowed.

(5)	Events and conditions to cancel stock subscription rights:

Konami may at any time cancel the unexercised stock subscription rights obtained and held by Konami without consideration.

(6)	Restriction on a transfer of stock subscription rights:

Any transfer of stock subscription rights shall be subject to the approval of the Board of Directors of Konami.

(7)	Others:

Other details not specified above—such as the number of stocks subject to the stock subscription rights, adjustments in amounts to be paid in upon the exercise of each right, etc.—are pursuant to Konami Sports’s issuance guideline.

Article 6. (General Shareholders Meeting for the Approval of the Share Exchange)

Konami and Konami Sports shall each convene their respective general shareholders meeting on January 26, 2006 (hereinafter referred to as the “General Shareholders Meeting for the Approval of the Share Exchange”) to ask for the approval of this Agreement and for resolutions on matters necessary thereto; provided, however, that such date may be changed through consultation between Konami and Konami Sports where necessary in light of the proceeding on share exchange procedures or for any other reason.

Article 7. (Effective Date of the Share Exchange)

The date on which the Share Exchange should be consummated shall be March 1, 2006; provided, however, that such date may be changed through consultation between Konami and Konami Sports where necessary in light of the proceeding of share exchange procedures or for any other reason.

Article 8. (Submission of Share Certificates of Konami Sports)

In executing the Share Exchange, any and all share certificates that represent Konami Sports’s share shall be submitted to Konami Sports by the day immediately preceding the day when the share exchange is consummated.

Article 9. (Management of Corporate Assets)

During the period from the date of the execution of this Agreement up to the Share Exchange Date, Konami and Konami Sports shall execute their business operations and manage and operate their properties with the due diligence of a good manager and no action that may have any material effect on their respective properties or rights and obligations shall be taken, without prior consultation and agreement between the Parties.

Article 10. (Term of Office of the Corporate Auditors of Konami Who Took Office before the Share Exchange)

The term of office of corporate auditors of Konami who took office prior to the Share Exchange shall not be affected by the Share Exchange, and they shall remain in office for the respective term stipulated at their inauguration.

Article 11. (Amendment of the Terms and Conditions of the Share Exchange and Termination of the Agreement)

In case there shall be any material change in the financial conditions or operational conditions of Konami or Konami Sports or any event that materially impair the ability of the Parties to consummate the Share Exchange during the period from the date of execution of this Agreement up to the Share Exchange Date, Konami or Konami Sports may through consultation amend the terms and conditions of the Share Exchange or terminate this Agreement.

Article 12. (Merger of Konami Sports and Corporate Split of Konami)

1.	The Share Exchange set forth under the Contract shall be conditional upon the effectuation of the Merger Agreement on February 28, 2006 as specified in Exhibit 1, in which Konami Sports is to be the surviving entity and Konami Sports Life Corporation is to be the dissolving entity, and should the Merger Agreement fail to become effective on that day, the Share Exchange shall be terminated.

2.	Konami Sports shall, in accordance with the Plan for Corporate Split as specified in Exhibit 2, adopt a resolution at its general shareholders meeting to the effect that a type of corporate split “Bunshagata Shinsetsu Bunkatsu,” under which Konami Digital Entertainment Co., Ltd., a newly incorporated subsidiary, will succeed digital entertainment business of Konami, will be executed effective on the Split Date (March 31, 2006).

Article 13. (Effect of the Agreement)

If any approval at the General Shareholders Meeting for the Approval of the Share Exchange of both Konami and Konami Sports as set forth in Article 6 hereof or of competent government authorities as set forth in any applicable laws and regulations necessary to fulfil the Contract is failed to obtain, the Agreement shall become null and void.

Article 14. (Matters not Specified in the Contract)

Any matter necessary for the Share Exchange other than as specified in the Agreement shall be determined through consultation between Konami and Konami Sports in accordance with the purpose hereof.

IN WITNESS WHEREOF, Konami and Konami Sports have affixed their respective signatures and seals to execute this Agreement in duplicate, keeping one copy each.

January 5, 2006

Konami

By:	Kagemasa Kozuki (Seal)
Title:	Representative Director of Konami Corporation
Address of the Corporation:
4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

Konami Sports
By:	Toshimitsu Oishi (Seal)
Title:	Representative Director of Konami Sports Corporation
Address of the Corporation:
10-1, Higashi-Shinagawa 4-chome, Shinagawa-ku, Tokyo, Japan

Exhibit 1: Merger Agreement

Merger Agreement

Konami Sports Corporation (hereinafter referred to as “Konami Sports”) and Konami Sports Life Corporation (hereinafter referred to as “Konami Sports Life”) hereby enter into a merger agreement (hereinafter referred to as the “Merger Agreement”) under the following terms and conditions.

Article 1. (Method of Merger)

Konami Sports and Konami Sports Life shall engage in a merger where Konami Sports is the surviving entity and Konami Sports Life is the dissolving entity.

Article 2. (Merger Date)

The date of merger shall be February 28, 2006 (the “Merger Date”); provided, however, that such date may be changed through consultation between Konami Sports and Konami Sports Life where necessary in light of the status of the merger procedures or for any other reason.

Article 3. (Shares Issued and Allotted upon Merger)

1.	Upon the Merger, Konami Sports shall allot to the shareholders listed or registered on the final register of shareholders of each of Konami Sports Life as of the date immediately preceding the Merger Date 3.99 common stock of Konami Sports per share of common stock of Konami Sports Life.

2.	Konami Sports shall, in exchange for the issuance of new shares, add common stock of 15,457,741 shares that it may succeed from Konami Sports Life through the Merger to its treasury stock of 302,759 shares, making the total number of common stock to be transferred to Konami Sports Life’s shareholders 15,760,500 shares.

Article 4. (Increase in Common Stock and Capital Reserve)

1.	The amounts of common stock, capital reserve, legal reserve, voluntary reserve and other retained earnings of Konami Sports to be increased upon the Merger shall be as follows; provided, however, such amounts may be changed through consultation between Konami Sports and Konami Sports Life, depending on the position of assets and liabilities of Konami Sports Life as of the Merger Date:

(1)	Common stock to be increased:

None.

(2)	Capital reserve to be increased:

An amount obtained by subtracting the amounts specified in items 3 and 4 of this paragraph from the amount obtained by subtracting the total of the amount of liabilities succeeded from Konami Sports Life and of treasury stock to be transferred to Konami Sports Life’s shareholders in exchange for the issuance of new shares from the amount of properties succeeded from Konami Sports Life (hereinafter referred to as the “Gain on the Merger”), if the Gain on the Merger exceeds the amounts specified in items 3 and 4 of this paragraph.

(3)	Legal reserve to be increased:

The amount of the legal reserve of Konami Sports Life as of the Merger Date.

(4)	Voluntary reserve and other retained earnings to be increased:

The total amount of the voluntary reserves and other retained earnings of Konami Sports Life as of the Merger Date; provided, however, the amounts to be allocated to various capital accounts shall be determined through consultation between Konami Sports and Konami Sports Life.

2.	If the Gain on the Merger does not reach the total of the amounts specified in Items (3) and (4) in paragraph 1 hereof, the amount of increase will be deducted, first from Item (4) and then from Item (3) down to the amount of the Gain on the Merger.

Article 5. (General Shareholders Meeting for the Approval of the Merger)

Konami Sports and Konami Sports Life shall each convene their respective general shareholders meetings for the approval of the Merger (hereinafter referred to as the “General Shareholders Meeting for the Approval of the Merger”) on January 26, 2006 to ask for the approval of the Merger Agreement and for resolution on matters necessary thereto; provided, however, that such date may be changed through consultation between the Parties where necessary in light of the proceeding of merger procedures or for any other reason.

Article 6. (Changes in the Articles of Incorporation)

Upon the Merger, Konami Sports shall add following changes to its Articles of Incorporation (amendments shown by underlines), which shall come into force effective on the Merger Date.

Before Amendment	After Amendment

Article 2. (Purpose)

The purpose of the Corporation shall be to engage in the following business activities:

24.    Manufacture, processing, sale and import and export of cosmetics, pharmaceuticals, quasi-pharmaceuticals, health appliances and medical equipment;

Article 2 (Purpose)

The purpose of the Corporation shall be to engage in the following business activities:

24.    Manufacture, processing, sale and import and export of food stuffs, cosmetics, pharmaceuticals, quasi-pharmaceuticals, health appliances and medical equipment;

Article 7. (Succession of Corporate Assets)

As of the Merger Date, Konami Sports Life shall transfer to Konami Sports and Konami Sports shall succeed from Konami Sports Life any and all assets, liabilities, rights and obligations based on the balance sheets and other accountings as of September 30, 2005, after making adjustments for the period up to the Merger Date.

Article 8. (Dividend Calculation Commencement Day)

The calculation of the profit dividend payable on shares to be transferred from Konami Sports to Konami Sports Life’s shareholders pursuant to Article 3 shall commence on October 1, 2005.

Article 9. (Cash Consideration for Merger)

No cash consideration shall be distributed by Konami Sports in connection with the Merger.

Article 10. (Management of Corporate Assets)

During the period from the date of the execution of the Merger Agreement up to the Merger Date, Konami Sports and Konami Sports Life shall execute their business operations and manage and operate their properties with the due diligence of a good manager and no action that may have any material effect on their respective properties or rights and obligations shall be taken, without prior consultation and agreement between the Parties.

Article 11. (Treatment of Employees)

Effective from the Merger Date, all employees of Konami Sports Life as of that Date shall become employees of Konami Sports. The length of service for Konami Sports Life shall be regarded as the length of service for Konami Sports. Other working conditions shall be determined through consultation between the Parties.

Article 12. (Term of Office of Konami Sports’s Corporate Auditors Who Took Office Prior to the Merger)

The term of office of Konami Sports’s corporate auditors who took office prior to the Merger shall not be affected by the Merger, and they shall remain in office for the respective term stipulated at their inauguration.

Article 13. (Cost of Dissolution)

Any cost or expense that may incur on or after the Merger Date for the dissolution of Konami Sports Life shall be borne by Konami Sports.

Article 14. (Amendment to the terms and conditions of Merger and termination of the Agreement)

In case there shall be any material change in the financial conditions or operational conditions of Konami Sports or Konami Sports Life or any event that materially impair the ability of the Parties to consummate the Merger during the period from the date of execution of the Merger Agreement up to the Merger Date, Konami Sports or Konami Sports Life may through consultation amend the terms and conditions of the Merger or terminate the Merger Agreement.

Article 15. (Share Exchange between Konami Sports and Konami Corporation and Corporate Split of Konami Corporation)

1.	Assuming that the Merger comes into force, Konami Sports shall execute a share exchange with Konami Corporation, in which Konami Corporation shall pursuant to Appendix 1 “Share Exchange Agreement” become the wholly-owning parent company of Konami Sports and Konami Sports shall become the wholly-owned subsidiary of Konami Corporation effective on March 1, 2006; provided, however, that such share exchange shall be conditional upon the approval at general shareholders meetings of Konami Sports and Konami Corporation.

2.	In accordance with the Plan for Corporate Split as specified in Appendix 2, Konami Corporation has a plan to execute corporate split effective on March 31, 2006, under which Konami Digital Entertainment Co., Ltd., a newly incorporated subsidiary, will succeed digital entertainment business of Konami Corporation.

Article 16. (Effect of the Agreement)

If any approval at the General Shareholders Meeting for the Approval of the Merger of both Konami Sports and Konami Sports Life as set forth in Article 5 hereof or of competent government authorities as set forth in any applicable laws and regulations necessary to fulfil the Merger Agreement is failed to obtain, this Agreement shall become null and void.

Article 17. (Consultation)

Any matter necessary for the Merger other than as specified in the Merger Agreement shall be determined through consultation between Konami Sports and Konami Sports Life in accordance with the purpose of the Merger Agreement.

IN WITNESS WHEREOF, Konami Sports and Konami Sports Life have affixed their respective signatures and seals to execute this Agreement in duplicate, keeping one copy each.

January 5, 2006

Konami Sports

By:	Toshimitsu Oishi
Title:	Representative Director of Konami Sports Corporation
Address of the Corporation:
10-1, Higashi-Shinagawa 4-chome, Shinagawa-ku, Tokyo, Japan

Konami Sports Life
By:	Tomiaki Tanaka
Title:	Representative Director of Konami Sports & Life Co., Ltd.
Address of the Corporation:
10-27, Higashi-Shinagawa 4-chome, Shinagawa-ku, Tokyo, Japan

Appendix 1: Share Exchange Agreement:

As described in pages 3 to 7, in the section of Reference Materials Concerning the Exercise of Voting Rights.

Appendix 2: Plan for Corporate Split:

As described in pages 36 to 39, in the section of Reference Materials Concerning the Exercise of Voting Rights.

Exhibit 2: Plan for Corporate Split:

As described in pages 36 to 39, in the section of Reference Materials Concerning the Exercise of Voting Rights.

3. A Paper Documents Stating the Reasons for Share Allotment as Provided for in Article 354, Paragraph 1, Item 2 of the Commercial Code

Statements of Reasons for the Calculation of Share Exchange Ratio

(1)	Request for the Calculation of the Share Exchange Ratio to a Third-party Organization

Prior to the execution of the Share Exchange, Konami Corporation (hereinafter referred to as “Konami”) and Konami Sports Corporation (hereinafter referred to as “Konami Sports”), in order to ensure fairness and appropriateness, asked Nikko Cordial Securities Inc. (hereinafter referred to as “Nikko Cordial Securities”) as a neutral third-party organization to calculate the share exchange ratio.

(2)	Method and Ground of the Calculation of the Share Exchange Ratio by the Third-party Organization Nikko Cordial Securities performed an analysis and evaluated share values of each of Konami and Konami Sports using the market share price method and discounted cash flow method (DCF), and calculated the potential range of share exchange ratio taking into account the overall results of the evaluation of each method and submitted the results to Konami and Konami Sports.

(3)	Examination of the Share Exchange Ratio

Konami and Konami Sports examined the proposal for the potential share exchange ratio submitted by Nikko Cordial Securities. Finding that the suggested method and ground of the calculation are reasonable, Konami and Konami Sports continued discussion based on the proposal.

(4)	The Share Exchange Ratio

In light of the above background, Konami and Konami Sports each adopted a resolution at respective Board of Directors meeting held on January 5, 2006 to enter into a share exchange agreement, which includes a provision to set the following share exchange ratio within the range of ratio suggested by Nikko Cordial Securities.

Name of Company	Konami	Konami Sports
Share Exchange Ratio	1	0.79

4. A Paper Documents Stating the Reasons for the Succession of Obligations Concerning Stock Acquisition Rights Issue by a Company Becoming a Wholly-Owned Subsidiary as Provided for in Article 354, Paragraph 1, Item 2 (2) of the Commercial Code

Statement of Reasons for the Succession of Obligations Concerning Stock Acquisition Rights Issue by a

Company Becoming a Wholly-Owned Subsidiary

Konami Corporation (hereinafter referred to as “Konami”) has a plan that it will become the wholly-owning parent company of Konami Sports Corporation (hereinafter referred to as “Konami Sports”) which will become the wholly-owned subsidiary of Konami by way of a share exchange that will take effect on March 1, 2006.

Based on a resolution adopted at its ordinary general shareholders meeting held on June 23, 2004, Konami Sports, as the first round of issuance, issued 12,200 stock acquisition rights (hereinafter referred to as the “First Round of Stock Acquisition Rights”). In this relation, we are of the view that in order to maximize its corporate value, it is indispensable for Konami Sports to increase the motivation and bolster the morale of officers and employees of Konami Sports by endorsing the stock acquisition rights it has issued. Due to such reason, Konami determined that it will succeed obligations concerning the First Round of Stock Acquisition Rights as shown below.

Matters Concerning the Succession of the First Round of Stock Acquisition Rights

(1)	Class and number of shares to be issued upon the exercise of stock acquisition rights:

Class of shares: Common stock of Konami

Number of shares: 963,800 shares (79 common stock of Konami will be allotted in exchange for each one (1) stock acquisition right)

(2)	Amount to be paid in upon the exercise of each stock acquisition right:

The amount to be paid in upon the exercise of each stock acquisition right shall be an amount obtained by multiplying the amount to be paid in for each share issued or transferred upon the exercise of each stock acquisition right (hereinafter referred to as the “Exercise Amount”) by the number of shares to be issued upon the exercise of stock acquisition rights. The amount to be paid in for each share shall be 3,133 yen.

(3)	Stock acquisition right exercise period:

From July 1, 2006 to June 30, 2009.

(4)	Terms and conditions of the exercise of stock acquisition rights:

No partial exercise of stock acquisition rights shall be allowed.

(5)	Events and conditions to cancel stock acquisition rights:

Konami may at any time cancel the unexercised stock acquisition rights obtained and held by Konami without consideration.

(6)	Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors of Konami.

(7)	Others:

Other details not specified above—such as the number of stocks subject to the stock acquisition rights, adjustments in amounts to be paid in upon the exercise of each right, etc.—are all pursuant to Konami Sports’ issuance guideline.

5. Balance sheets and statements of operations of the companies involved in the share exchange pursuant to Items 3 to 6, Paragraph 1, Article 354 of the Commercial Code of Japan

(1)	Balance sheets and statements of operations prepared six months before this extraordinary general shareholders meeting

Konami Corporation

Non-consolidated Balance Sheet

As of September 30, 2005			(Millions of yen)
ASSETS		LIABILITIES
Current Assets:		Current Liabilities:
Cash and cash equivalents	¥57,773	Trade notes payable	¥1,448
Trade notes receivable	1	Trade accounts payable	8,710
Trade accounts receivable	12,207	Current portion of long-term debt	2,152
Inventories	13,061	Current portion of long-term bonds	15,000
Other	16,711	Income taxes payable	573
Allowance for doubtful accounts	(16)	Other	7,236
Total current assets	99,738	Total current liabilities	35,120
Fixed Assets:		Long-Term Liabilities:
Tangible fixed assets	3,709	Straight bonds	15,000
Intangible fixed assets	11,767	Long-term debt	2,276
Investments and other assets	88,001	Allowance for directors’ retirement benefits	1,332
Investment securities	80,654	Long-term deposits received	2
Other	7,446	Total long-term liabilities	18,610

Allowance for doubtful accounts	(98)	Total Liabilities	53,730

Total fixed assets	103,478	STOCKHOLDERS’ EQUITY:
		Common Stock	47,398
		Additional paid-in capital	60,236
		Retained earnings	70,018
		Legal reserve	206
		Voluntary earned surplus	34,094
		Unappropriated earned surplus	35,716
		Net unrealized gains on available-for-sale securities	1
		Treasury Stock	(28,168)

		Total stockholders’ equity	149,486

TOTAL ASSETS	¥203,217	TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥203,217

See accompanying notes to non-consolidated financial statements.

Konami Corporation

Non-consolidated Statement of Operations

Six months ended September 30, 2005	(Millions of yen)
Net revenues	¥51,016
Cost of revenues	33,041

Gross profit	17,975
Selling, general and administrative expenses	12,795

Operating income	5,179
Non-operating income	4,505
Non-operating expenses	276

Ordinary income	9,408
Extraordinary income	5,788
Extraordinary losses	25

Income before income taxes	15,172
Income taxes:
Current	697
Deferred	3,277

Total income taxes	3,974

Net income	11,197
Unappropriated earned surplus carried forward	7,710
Received undistributed profit from merger	16,808

Unappropriated earned surplus	¥35,716

See accompanying notes to non-consolidated financial statements.

Summary of Significant Accounting Policies

1.	Methods and Standards for the Valuation of Assets

(1)	Marketable and Investment Securities

Investments in subsidiaries and affiliated companies and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. (Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.)

(2)	Derivative Financial Instruments

Derivative financial instruments are stated at market value.

(3)	Inventories

Inventories other than work in process are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method, while work in process consisting of software products is stated at cost determined by the specific identification method.

2.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method.

Intangible fixed assets are amortized mainly using the straight-line method.

For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3.	Provisions

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(2)	Allowance for employees’ retirement benefits (prepaid pension expense)

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end.

Unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 8 years on a straight-line basis.

(3)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability.

4.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the current exchange rates as of the balance sheet date, and the translation gains and losses are credited or charged to income.

5.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

6.	Accounting Standard for Impairment of Fixed Assets

Since the interim fiscal period, the Company adopts the accounting standard for impairment of fixed assets (the statement of position regarding the accounting standard for impairment of fixed assets; compiled by Business Accounting Council on August 9, 2002) and the policy for accounting standard for impairment of fixed assets (the policy to apply corporate accounting standards No. 6, August 31, 2003). The effects on income/loss due to this change are insignificant.

7.	Other Significant Matters

Consumption Tax: Consumption tax is excluded from the stated amount of revenue and expenses.

Notes to Non-consolidated Financial Statements

[Notes to Balance Sheet]

1.	Net amount of consumption tax payable and consumption tax to be refunded at September 30, 2005, is included in “Other” of current assets.

2.	Accumulated depreciation of tangible fixed assets is as follows: ¥5,734 million

3.	The Company guarantees subsidiaries’ loans payable to financial institutions as follows:

Konami Software Shanghai, Inc. (¥97 million [US$863,000])

4.	Number of shares issued for the six months ended September 30, 2005

Reason for Issue: Merger

Issued date: April 1, 2005

Number of shares issued: 10,794,142 shares

Issued price: -

Total capitalized amount: -

[Notes to Statement of Operations]

1.	Non-operating income mainly consists of the following:

Interest income: ¥29 million

Dividend income: ¥4,394 million

Foreign exchange gains: ¥4 million

2.	Non-operating expenses mainly consist of the following:

Bond interest expenses: ¥200 million

3.	Extraordinary income mainly consists of the following:

Gains due to sell-off of affiliates’ stocks: ¥5,555 million

4.	Extraordinary losses mainly consist of the following:

Loss on sale and disposal of fixed assets: ¥25 million

5.	Depreciation expense is as follows:

Tangible fixed assets: ¥634 million

Intangible fixed assets: ¥1,352 million

Konami Sports Corporation

Non-consolidated Balance Sheet

As of September 30, 2005			(Millions of yen)
ASSETS		LIABILITIES
Current Assets:		Current Liabilities:
Cash and cash equivalents	¥328	Trade notes payable	¥109
Trade accounts receivable	1,658	Trade accounts payable	581
Inventories	1,141	Short-term borrowings	7,490
Other	4,040	Other accounts payable	3,021
Allowance for doubtful accounts	(35)	Income taxes payable	227
Total current assets	7,133	Advances received	5,637
Fixed Assets:		Allowance for bonuses	484
Tangible fixed assets	15,312	Other	2,662
Intangible fixed assets	1,329	Total current liabilities	20,215
Investments and other assets	24,944	Long-Term Liabilities:
Affiliated company shares	371	Straight bonds	15,000
Long-term lease deposits	20,578	Long-term debt of affiliates	150
Other	3,994	Allowance for employees’ retirement benefits	1,258
Allowance for doubtful accounts	0	Allowance for directors’ retirement benefits	12
Total fixed assets	41,586	Other	714
		Total long-term liabilities	17,135

		Total Liabilities	(37,351)

		STOCKHOLDERS’ EQUITY:
		Common Stock	5,040
		Additional paid-in capital	6,549
		Retained earnings	7,782
		Voluntary earned surplus	6,743
		Unappropriated earned surplus	1,039
		Net unrealized gains on other securities	80
		Treasury Stock	(8,085)

		Total Stockholders’ Equity	(11,368)

TOTAL ASSETS	¥48,719	TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥48,719

See accompanying notes to non-consolidated financial statements.

Konami Sports Corporation

Non-consolidated Statement of Operations

Six months ended September 30, 2005	(Millions of yen)
Net revenues	¥39,946
Cost of revenues	36,720
Selling, general and administrative expenses	2,262

Operating income	963
Non-operating income	36
Non-operating expenses	166

Ordinary income	833
Extraordinary losses	133

Income before income taxes	700
Income taxes:
Current	111
Deferred	287

Net income	301
Unappropriated earned surplus carried forward	737

Unappropriated earned surplus	¥1,039

See accompanying notes to non-consolidated financial statements.

Summary of Significant Accounting Policies

1. Methods and Standards for the Valuation of Assets

(1)	Marketable and Investment Securities

Investments in subsidiaries and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. (Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.)

(2)	Inventories

Merchandise: Stated at cost based on the moving average method.

(Change in accounting policies)

The Company has changed the method for the evaluation of merchandise from the one stated at cost based on the specific identification method to the one stated at cost based on the moving average method. This change is intended to enable the Company to promptly make managerial decisions by speedily determining monthly profits/losses and period profits/losses, with the launch of a new integrated mission critical system. The change has little effect on financial statements for the first half of the fiscal half-year under review.

Supplies: Stated at the last purchase cost.

2. Depreciation Methods for Fixed Assets

(1)	Tangible fixed assets are depreciated using the declining balance method, while buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method. The estimated useful lives are as follows:

Buildings: 8-50 years; Others: 2-50 years

(2)	Intangible fixed assets are amortized mainly using the straight-line method.

For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3. Provisions

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(2)	Allowance for bonuses

Provided for the payment of bonuses to employees by the estimated amount of payment.

(3)	Allowance for employees’ retirement benefits

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 12 years on a straight-line basis.

(4)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability.

4. Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5. Other Significant Matters

Consumption Tax: Consumption tax is excluded from the stated amount of revenue and expenses.

6. Tax Effect Accounting

Tax amounts and income taxes for this interim fiscal period are calculated assuming to reverse extraordinary reserves for depreciation of specified telecommunication equipment in the form of planned appropriation of surplus in the fiscal year under review.

Notes to Non-consolidated Financial Statements

[Notes to Balance Sheet]

1.	Accumulated depreciation of tangible fixed assets is as follows: ¥24,104 million

2.	Consumption Tax

Suspense receipts and payments of consumption taxes, etc. are offset against each other, and the net amount is posted under “other” in the current liabilities, due to the amount being immaterial.

3.	Assets subject to lien

Investment securities: ¥1 million

This amount is pledged as collateral for borrowings made by contract companies, etc. and posted under “other” in the investments and other assets.

4.	Amounts less than one million yen are disregarded.

[Notes to Statement of Operations]

1.	Non-operating income mainly consists of the following:

Interest income: ¥22 million

Dividend income: ¥6 million

2.	Non-operating expenses mainly consist of the following:

Interest expenses: ¥23 million

Bond interest expenses: ¥95 million

3.	Extraordinary losses mainly consists of the following:

Loss on sale and disposal of fixed assets: ¥114 million

Loss on lease cancellation: ¥10 million

Others: ¥8 million

4.	Depreciation expense for each period is as follows:

Tangible fixed assets: ¥927 million

Intangible fixed assets: ¥56 million

5.	Net income per share: ¥12.50

6.	Amounts less than one million yen are disregarded.

(2) Final balance sheets and statements of operations

Konami Corporation

Non-consolidated Balance Sheet

As of March 31, 2005			(Millions of yen)
ASSETS		LIABILITIES
Current Assets:		Current Liabilities:
Cash and cash equivalents	¥37,121	Trade notes payable	¥5,662
Trade accounts receivable	18,233	Trade accounts payable	8,589
Finished products	2,846	Short-term borrowings (bonds)	15,000
Raw materials and supplies	719	Current portion of long-term debt	912
Work in process	2,019	Other accounts payable	2,443
Advances	3,862	Accrued expenses	4,843
Prepaid expenses	577	Income taxes payable	3,245
Deferred tax assets	9,719	Short-term deposits received	136
Short-term loans	3,192	Other	173
Other accounts receivable	1,244	Total current liabilities	41,008
Other	567	Long-Term Liabilities:
Allowance for doubtful accounts	(199)	Straight bonds	30,000
Total current assets	79,904	Long-term debt	3,972
		Liability for directors’ retirement benefits	1,354
Fixed Assets:		Long-term deposits received	41
Tangible fixed assets		Total long-term liabilities	35,367

Building improvement	356	Total Liabilities	(76,375)

Structures	1	STOCKHOLDERS’ EQUITY:
Machinery	0	Common stock	47,398
Transportation equipment	3	Additional paid-in capital	47,106
Tools and fixtures	1,596	Retained earnings	45,188
Construction in process	27	Voluntary earned surplus	29,094
Total tangible fixed assets	1,986	General reserve	29,094
Intangible fixed assets		Unappropriated earned surplus	16,093
In-house software	5,899	Net unrealized gains on available-for-sale securities	0
In-house software development in progress	5,427	Treasury stock	(28,271)
Other	5
Total intangible fixed assets	11,332
Investments and other assets
Investment securities	360
Investments in subsidiaries and affiliates	87,318
Long-term loans	1,496
Receivables from customers in bankruptcy proceedings	98
Long-term prepaid expenses	61
Deferred tax assets	2,380
Lease deposits	2,459
Other	511
Allowance for doubtful accounts	(111)
Total investments and other assets	94,574

Total fixed assets	107,894	Total Stockholders’ Equity	111,423

TOTAL ASSETS	¥187,798	TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥187,798

See accompanying notes to non-consolidated financial statements.

Konami Corporation

Non-consolidated Statement of Operations

For the fiscal year ended March 31, 2005	(Millions of yen)
Net revenues	¥134,117
Cost of revenues	107,121
Finished goods, beginning of year	4,287
Purchases	19,560
Cost of goods manufactured	76,514
Less:
Transfer to other accounts	(104)
Finished goods, end of year	(2,846)
Royalty expenses	9,711

Gross profit	26,995
Selling, general and administrative expenses	22,733

Operating income	4,261
Non-operating income	9,838
Interest income	64
Dividend income	9,418
Foreign exchange gains	245
Other	109
Non-operating expenses	652
Interest expenses	153
Bond interest expenses	400
Other	98

Ordinary income	13,447
Extraordinary income	1,722
Gain on sales of shares of affiliated companies	703
Gain on reversal of allowance for loss incurred by subsidiaries	1,019
Extraordinary losses	67
Loss on sale and disposal of fixed assets	67

Income before income taxes	15,102
Income taxes	2,308
Current	4,410
Deferred	(2,102)

Net income	12,794
Unappropriated earned surplus carried forward	6,534
Interim cash dividends	3,235

Unappropriated earned surplus	¥16,093

See accompanying notes to non-consolidated financial statements.

Summary of Significant Accounting Policies

1. Marketable and Investment Securities

(1)	Investments in subsidiaries and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. (Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.)

(2)	Derivative financial instruments

Derivative financial instruments are stated at market value.

(3)	Inventories

Inventories other than work in process are stated at cost determined by the moving average method. Work in process consisting of hardware products is stated at cost determined by the moving average method, while work in process consisting of software products is stated at cost determined by the specific identification method.

2. Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method.

Intangible fixed assets are amortized mainly using the straight-line method.

For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3. Provisions

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(2)	Allowance for employees’ retirement benefits (prepaid pension expense)

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end. Unrecognized net transition asset or obligation (¥81 million) is amortized over 13 years. Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 8 years on a straight-line basis.

(3)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability in accordance with Article 43 of the Enforcement Regulations of Commercial Code of Japan.

4. Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5. Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

6. Calculation Basis

Amounts less than one million yen are disregarded.

7. Others

“The extraordinary cases of affiliates” described in Article 48 of the Enforcement Regulations of the Commercial Code of Japan are applied.

Notes to Non-consolidated Financial Statements

[Notes to Balance Sheet]

1.	Monetary assets and liabilities in relation to affiliated companies

Short-term assets: ¥26,278 million

Short-term liabilities: ¥4,421 million

Long-term assets: ¥2,641 million

Long-term liabilities: ¥39 million

2.	Accumulated depreciation of tangible fixed assets is as follows: ¥3,949 million

3.	Significant lease assets

In addition to tangible fixed assets shown on the Balance Sheet, computers used for R&D and production, and some office equipment are leased.

4.	Number of issued and treasury stocks as follows:

Shares issued and outstanding: 128,737,566 shares (common stock)

Treasury stocks the Company holds: 9,256,155 shares (common stock)

5.	Limits to dividends

Net assets evaluated in fair market value based on Article 124-3 of the Commercial Code of Japan:

¥0 million

[Notes to Statement of Operations]

1.	Non-consolidated statements of operations include inter-company transactions as follows:

Net sales: ¥133,209 million

Purchases: ¥23,399 million

Selling, general and administrative expenses: ¥4,454 million

Non-operating transactions: ¥9,866 million

2.	Net income per share: ¥105.33

Konami Sports Corporation

Non-consolidated Balance Sheet

As of March 31, 2005		(Millions of yen)
ASSETS		LIABILITIES
Current Assets:		Current Liabilities:
Cash and cash equivalents	¥837	Trade notes payable	¥47
Trade notes receivable	0	Trade accounts payable	198
Trade accounts receivable	1,341	Short-term borrowings	8,800
Merchandise	843	Other accounts payable	3,121
Supplies	303	Income taxes payable	240
Prepaid expenses	1,555	Consumption tax payable	227
Deferred tax assets	1,499	Accrued expenses	1,281
Other current assets	290	Advance payments	5,047
Lease deposits to be returned within one year	375	Short-term deposits received	596
Other current assets	140	Allowance for bonuses	329
Allowance for doubtful accounts	(31)	Trade notes payable for capital expenditure	529
Total current assets	7,155	Total current liabilities	20,420
Fixed Assets:		Long-Term Liabilities:
Tangible fixed assets		Straight bonds	15,000
Building	12,755	Long-term deposits received	760
Structures	375	Allowance for employees’ retirement benefits	1,304
Transportation equipment	1	Allowance for directors’ retirement benefits	12
Tools and fixtures	676	Other long-term liabilities	20
Land	1,728	Total long-term liabilities	17,098

Construction in process	17	Total Liabilities	37,518

Total tangible fixed assets	15,553	STOCKHOLDERS’ EQUITY:
Intangible fixed assets		Common stock	5,040
Tenant rights	2,901	Additional paid-in capital	6,550
Facility use rights	72	Retained earnings	7,861
In-house software	131	Voluntary earned surplus	6,257
Other intangible fixed assets	473	Reserve for special depreciation of specified telecommunication equipment	57
Total intangible fixed assets	3,578	General reserve	6,200
Investments and other assets		Unappropriated earned surplus	1,603
Investment securities	140	Net unrealized gains on available-for-sale securities	69
Subsidiary shares	171	Treasury stock	(8,083)
Long-term loans	636
Long-term lease deposits	19,947
Facility leasehold in progress	495
Long-term prepaid expenses	157
Deferred tax assets	1,110
Other investment	9
Allowance for doubtful accounts	0
Total investments and other assets	22,668
Total fixed assets	41,800

		Total Stockholders’ Equity	11,437

TOTAL ASSETS	¥48,955	TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥48,955

See accompanying notes to non-consolidated financial statements.

Konami Sports Corporation

Non-consolidated Statement of Operations

For the year ended March 31, 2005	(Millions of yen)
Net revenues	¥77,380
Sales from fitness services	70,919
Sales from merchandise	4,576
Other net revenue	1,884
Cost of revenues	72,967
Cost of sales	68,775
Selling, general and administrative expenses	4,192

Operating income	4,412
Non-operating income	93
Interest income and dividend income	44
Others	48
Non-operating expenses	540
Interest expenses	36
Bond interest expenses	190
Other	312

Ordinary income	3,965
Extraordinary losses	1,630
Loss on sale and disposal of fixed assets	27
Valuation loss of investment securities	10
Valuation loss of inventories	116
Loss related to reconstruction of facilities	1,239
Expenses related to brand unification	237

Income before income taxes	2,335
Income taxes
Current	163
Deferred	967

Net income	1,204
Unappropriated earned surplus carried forward	760
Interim cash dividends	362

Unappropriated earned surplus	¥1,603

See accompanying notes to non-consolidated financial statements.

Summary of Significant Accounting Policies

1. Marketable and Investment Securities

(1)	Investments in subsidiaries and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. (Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.)

(2)	Inventories

Merchandise: Stated at cost based on the specific identification method.

Supplies: Stated at the last purchase cost.

2. Depreciation Methods

(1)	Tangible fixed assets are depreciated using the declining balance method, while buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method. The estimated useful lives are as follows:

Buildings: 8-50 years; Others: 2-50 years

(2)	Intangible fixed assets are amortized mainly using the straight-line method.

For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3. Accounting Treatment of Deferred Assets

Debenture issue expenses: Evenly amortized over the longest period specified in the Commercial Code of Japan (3 years).

4. Provisions

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(2)	Allowance for bonuses

Provided for the payment of bonuses to employees by the estimated amount of payment.

(3)	Allowance for employees’ retirement benefits

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 12 years on a straight-line basis.

(4)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability. This allowance is regarded as liability stipulated in Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

5. Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

6. Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

Notes to Non-consolidated Financial Statements

[Notes to Balance Sheet]

1.	Accumulated depreciation of tangible fixed assets: ¥23,483 million yen

2.	Short-term monetary assets in relation to the shareholder holding the majority voting rights: ¥22 million

3.	Short-term monetary liabilities in relation to the shareholder holding the majority voting rights: ¥378 million

4.	Long-term monetary liabilities in relation to the shareholder holding the majority voting rights: ¥20 million

5.	Short-term monetary assets in relation to subsidiaries: ¥48 million

6.	Short-term monetary liabilities in relation to subsidiaries: ¥735 million

7.	Major leased assets:

In addition to tangible fixed assets shown on the Balance Sheet, fitness machines, school buses, etc. are leased.

8.	Fixed assets whose ownership is reserved to the sellers:

Some of buildings, etc. are purchased on installment terms and hence the ownership is reserved to sellers. The unpaid amount is ¥101 million.

9.	Net assets increased by ¥69 million as a result of securities being valued at market price. However, the allocation of this amount for dividends is restricted pursuant to Paragraph 3, Article 124 of the Enforcement Regulations of the Commercial Code of Japan.

10.	Amounts less than one million yen are disregarded.

[Notes to Statement of Operations]

1.	Transactions with the shareholder holding the majority voting rights

Revenues (sales commissions, etc.): ¥330 million

Operating expenses (for the purchase of merchandise, the repairs and maintenance of facilities, etc.): ¥3,659 million

Purchase amounts of fixed assets: ¥28 million

2.	Transactions with subsidiaries

Revenues (royalty earnings, etc.): ¥235 million

Non-operating revenues (dividends received): ¥5 million

Non-operating expenses (interest expenses): ¥3 million

3.	Net income per share: ¥48.08

4.	Amounts less than one million yen are disregarded.

Proposal No. 2: To approve Plan for Corporate Split

1. Reasons for Corporate Split

Ever since its establishment, the Company has expanded its business for thirty-two years by adding every cutting-edge business one at a time. Currently, it is composed of highly competitive three core businesses—digital entertainment business, health & fitness business and gaming & system business.

However, with the remarkable moves toward speedier management practices brought about by the development of information technology and increasing demand for management transparency at a global level due to the expansion of borderless business activities, environment around the business has changed dramatically. In such circumstances, we have come to a conclusion that it would be the best choice for us to adopt holding company structure in order to enhance our corporate as well as shareholder value.

In view of this, the Company has determined that, by conducting a corporate split (“Butteki Shinsetsu Bunkatsu”) effective on March 31, 2006 under which Konami Digital Entertainment Co., Ltd., a newly incorporated subsidiary, will succeed digital entertainment business of the Company, it will adopt holding company structure, in which the Company will operate multiple wholly-owned business entities under the umbrella of a single company, including entities for digital entertainment business, health & fitness business and gaming & system business.

Under the new system, the Company will endeavor to achieve its main goals of improving management transparency, building up speedy and flexible management structure and building up complete profit responsibility structure.

We sincerely request shareholders to approve the Plan for the Corporate Split.

The contents of the Plan for the Corporate Split are as follows:

2. Contents of the Plan for Corporate Split

Plan for Corporate Split (Copy)

Konami Corporation (hereinafter referred to as “Party A”) specifies in this Plan for Corporate Split (hereinafter referred to as the “Plan”) a corporate split (or “Shinsetsu Bunkatsu” and hereinafter referred to as the “Corporate Split”), under which Konami Digital Entertainment Co., Ltd. (hereinafter referred to as “Konami Digital Entertainment”), a newly incorporated subsidiary, will succeed the digital entertainment business of Konami (hereinafter referred to as the “Business”).

1.	Contents of the Articles of Incorporation of Konami Sports Life

The contents of the Articles of Incorporation of Konami Digital Entertainment shall be as specified in Appendix 1 (“Articles of Incorporation of Konami Digital Entertainment Co., Ltd.”)

2.	Date When the Corporate Split Should Be Made

The Corporate Split shall be made on March 31, 2006 (hereinafter referred to as the “Corporate Split Date”); provided, however, that such Date may be changed through the resolution of the Board of Directors of Konami where necessary in light of the proceeding of the corporate split procedures.

3.	Class, Number and Allotment of Shares to be Issued by Konami Digital Entertainment through the Corporate Split

At the execution of the Corporate Split, Konami Digital Entertainment shall issue 520,000 shares of common stock and allot all of them to Konami.

4.	Paid-in Capital and Capital Reserve

The paid-in capital and capital reserve of Konami Digital Entertainment shall be as follows; provided, however, that they may be changed where necessary in light of the position of assets and liabilities of Konami Digital Entertainment as of the Corporate Split Date:

(1)	Paid-in capital: ¥26 billion (26,000,000,000 yen)

(2)	Capital reserve: An amount of the difference between (i) the amount obtained by subtracting the amount of liabilities of Konami Digital Entertainment succeeded from Konami from the amount of assets of Konami Digital Entertainment succeeded from Konami, and (ii) the amount of the paid-in capital set forth in the immediately preceding paragraph hereof, if (i) exceeds (ii).

5.	Cash Consideration for the Corporate Split

No cash consideration shall be distributed by Konami Digital Entertainment in connection with the Corporate Split.

6.	Assets and Liabilities and Rights and Obligations Konami Digital Entertainment should Succeed

(1)	Konami Sports Life shall, effective from the Corporate Split Date, succeed assets from Konami liabilities, rights, obligations and contractual status as specified in Appendix 2 “Details of Rights, Obligations, etc. to be Succeeded.”

(2)	As to the liabilities succeeded from Konami to Konami Digital Entertainment by way of the Corporate Split, Konami shall, even on or after the Corporate Split Date, remain liable jointly and severally with Konami Digital Entertainment.

(3)	As to the liabilities succeeded from Konami to Konami Digital Entertainment by way of the Corporate Split, Konami Digital Entertainment shall, as between Konami and Konami Digital Entertainment, solely shoulder any burden arising from the liabilities set forth in (2) above and, should Konami be obligated to pay or perform any liability set forth in (2) above, in whole or in part, Konami Digital Entertainment shall immediately reimburse full amount to Konami if claimed by Konami.

7. Name of Directors and Corporate Auditors of Konami Digital Entertainment

The directors and corporate auditors of Konami Digital Entertainment shall be:

(1)	Directors:

Fumiaki Tanaka

Akira Tamai

Naoyoshi Nozu

(2)	Corporate Auditors:

Nagahiro Morimoto

Noboru Onuma

Yasumasa Iwagaki

8. Name of Independent Auditor

The Independent Auditor of Konami Digital Entertainment shall be KPMG AZSA & Co.

9. Registration, Filing and Notification, etc.

If, as a result of the Corporate Split, any cost or expense including registration fees or taxes is incurred for procedures of registration, filing or notice required in relation to assets, liabilities, rights and obligations and contractual status succeeded from Konami to Konami Digital Entertainment, Konami shall solely be responsible for such expenditures.

10. Change in the Terms and Conditions of the Corporate Split

In case there shall be any material change in the financial conditions or operational conditions of Konami due to natural disaster or any other reason during the period from the date of production of the Plan up to the Corporate Split Date, Konami may amend the terms and conditions of the Corporate Split or terminate it.

11. Obligation not to Compete

Konami may, even after the Corporate Split becomes effective, engage in a business that is competitive with the Business.

12. Matters not Specified in the Plan

Any matter necessary for the Corporate Split other than as specified in the Plan shall be determined by Konami in accordance with the purpose thereof.

January 5, 2006

By:	Kagemasa Kozuki (Seal)
Title:	Representative Director of Konami Corporation
Address of the Corporation:
4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

Appendix 1: Articles of Incorporation of Konami Digital Entertainment Co., Ltd. (the “Company”)

Articles of Incorporation

CHAPTER I

GENERAL PROVISIONS

Article 1. (Trade Name)

The name of the Company is Kabushiki Kaisha Konami Digital Entertainment, or “Konami Digital Entertainment Co., Ltd.” in English.

Article 2. (Purpose)

The purpose of the Company is to engage in the following businesses:

1.	Research, production, manufacture and distribution of software and hardware relating to electronic appliances and electronic components;

2.	Provision and distribution of software using communications circuits;

3.	Planning, production and distribution on the Internet;

4.	Planning, establishment and operation of a shopping complex on the Internet, provision of know-how thereof and correspondence sales (mail ordering);

5.	Design of character products (with images of people, animals, and such like, that have unique names or characters);

6.	Planning, manufacture and distribution of toys;

7.	Planning, production and distribution of audio and video that are recorded on record, tape, disk, film, or other media;

8.	Planning, production and distribution of books, magazines and other publications;

9.	Purchase and sale of antiques;

10.	Acquisition and management of copyrights, trademark rights, design rights, performance rights and rights to produce records and videos related to the preceding items;

11.	Import, export and agency business related to each of the preceding items;

12.	Investment in parties in charge of the business specified in the preceding items; and

13.	Any and all businesses incidental to any of the preceding items.

Article 3. (Location of Head Office)

The Company shall have its head office in Minato-ku, Tokyo.

Article 4. (Method of Public Notice)

Public notices of the Company shall be carried in the official gazette.

CHAPTER II

SHARES

Article 5. (Total Number of Shares to be Issued and Non-Issuance of Share Certificates)

1.	The total number of shares authorized to be issued by the Company shall be two million (2,000,000); provided, however, that in case of cancellation the number shall be reduced by the number of shares so canceled.

2.	The Company shall not issue share certificates.

Article 6. (Number of Shares Constituting One Unit)

One (1) unit shall be one hundred shares of the Company.

Article 7. (Limits to Share Transfer)

It is prohibited to transfer the Company’s shares unless the Board of Directors approves it.

Article 8. (Share Handling Regulations)

The registration of transfer of shares, registration of pledges, purchase and sale of Shares Constituting Less than One Unit and other matters relating to shares shall be subject to the provisions of the Share Handling Regulations determined by the Board of Directors as well as these Articles of Incorporation.

Article 9. (Record Date)

1.	The Company shall deem that the shareholders, who are listed or recorded on the shareholders list on March 31 every year are entitled to exercise their voting rights at the ordinary general meeting of shareholders for the relevant fiscal year.

2.	In addition to the preceding paragraph, the Company may, giving prior public notice, set a special record date when necessary, by a resolution of the Board of Directors.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 10. (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months after the day following each account settlement date of every fiscal year and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary. Such general meetings of shareholders shall be held within metropolitan Tokyo and its surrounding wards.

Article 11. (Convener and Chairperson)

The Chairman or President shall convene the general meeting of shareholders of the Company and act as a chairperson, unless otherwise provided for by laws or regulations. If both Chairman and President are unable to act in this capacity, one of the other Directors shall take his/her place in the order previously determined by a resolution of the Board of Directors.

Article 12. (Method of Resolution)

1.	Unless otherwise provided for by laws, regulations or these Articles of Incorporation, any resolution at a general meeting of shareholders shall be approved by a majority decision of shareholders present with voting rights.

2.	Extraordinary resolutions, subject to Article 343 of the Commercial Code of Japan, can be made by a two-thirds majority of the shareholders present, who possess one-third or more of the total voting rights.

Article 13. (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting right by a proxy who is also a shareholder having voting rights of the Company; provided, however, that only one (1) proxy shall be admitted and such proxy shall be required to submit documents evidencing his/her authority.

CHAPTER IV

DIRECTORS AND THE BOARD OF DIRECTORS

Article 14. (Number of Directors)

There shall be no more than ten (10) Directors of the Company.

Article 15. (Election of Directors)

1.	Directors of the Company shall be elected at a general meeting of shareholders.

2.	Directors of the Company shall be elected by a majority decision of the shareholders present at a general meeting of shareholders where shareholders having one third (1/3) or more of voting rights of all the shareholders shall be present.

3.	The election of Directors of the Company shall not be made by cumulative voting.

Article 16. (Term of Office of Directors)

1.	The term of office of Directors of the Company shall expire upon the conclusion of the ordinary meeting of shareholders with respect to the last fiscal year ending within one (1) year after their assumption of office.

2.	The term of office of Directors elected to increase the number of Directors shall expire at the time of expiration of the term of office of the other incumbent Directors.

3.	The term of office of Directors elected to fill a vacancy of a retired Director shall be the remaining period of office of such retired Directors.

Article 17. (Representative Directors and Directors with Titles)

Directors who represent the Company, the President and any other Directors with specific titles shall be appointed at a meeting of the Board of Directors.

Article 18. (Convocation of the Meeting of the Board of Directors and Chairperson)

1.	The Chairman or President shall convene a meeting of the Board of Directors and act as a chairperson unless otherwise provided for by laws or regulations. If both Chairman and President are unable to act in this capacity, one of the other Directors shall take his/her place in the order previously determined by a resolution of the Board of Directors.

2.	Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that such period may be shortened in case of emergency.

Article 19. (Regulations of the Board of Directors)

Matters regarding the Board of Directors of the Company shall be determined pursuant to the Regulations of the Board of Directors unless otherwise provided for by laws, regulations or these Articles of Incorporation.

Article 20. (Remuneration)

The remuneration of Directors shall be determined at a general meeting of shareholders.

CHAPTER V

CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 21. (Number of Corporate Auditors)

There shall be no more than five (5) Corporate Auditors of the Company.

Article 22. (Election of Corporate Auditors)

1.	Corporate Auditors of the Company shall be elected at a general meeting of shareholders.

2.	Corporate Auditors of the Company shall be elected by a majority decision of shareholders present at a general meeting of shareholders where shareholders having one third (1/3) or more of voting rights of all the shareholders shall be present.

Article 23. (Term of Office of Corporate Auditors)

1.	The term of office of Corporate Auditors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within four (4) years after their assumption of office.

2.	The term of office of the Corporate Auditor elected to fill a vacancy of a retired Corporate Auditor shall be the remaining period of the term of office of such retired Corporate Auditor.

Article 24. (Standing Corporate Auditors)

Corporate Auditors shall elect Standing Corporate Auditors from among themselves.

Article 25. (Notice of Convocation of the Meeting of the Board of Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that such period may be shortened in case of emergency.

Article 26. (Regulations of the Board of Corporate Auditors)

Matters regarding the Board of Corporate Auditors shall be determined pursuant to the Regulations of the Board of Corporate Auditors unless otherwise provided for by laws, regulations or these Articles of Incorporation.

Article 27. (Remuneration)

The remuneration of Corporate Auditors shall be determined at a general meeting of shareholders.

CHAPTER VI

ACCOUNTS

Article 28. (Business Year)

The business year of the Company shall commence on April 1 of every year and end on March 31 of the following year and the account settlement date shall be the last day of each business year.

Article 29. (Dividend and Interim Dividend)

1.	Dividends shall be paid to the shareholders or the registered pledgees who are listed or recorded on the shareholders list on the account settlement date.

2.	The Company may, by a resolution of the Board of Directors, distribute interim dividends to the shareholders or the registered pledgees who are listed or recorded on the shareholders list on September 30 every year.

Article 30. (Prescription)

If any dividend or any interim dividend remains uncollected after three (3) years from the day on which such dividends became due and payable, the Company shall be relieved of the obligation to pay such dividends.

SUPPLEMENTARY PROVISIONS

Article 1. (Shares to be Issued upon Establishment of the Company)

The total number of shares that the Company will issue when it is established shall be 520,000.

Article 2. (First Business Year)

The first business year of the Company shall commence on the day of its establishment and end on March 31, 2006.

Article 3. (Term of Office of First Directors and Corporate Directors)

The term of office of the first Directors and Corporate Auditors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one (1) year after their assumption of office.

Article 4. (Application of Laws and Regulations)

Matters that are not prescribed in these Articles of Incorporation shall be determined pursuant to the Commercial Code of Japan and other laws and regulations.

Appendix 2: “Details of Rights, Obligations, etc. to be Succeeded”

1.	Assets to be succeeded

Konami Digital Entertainment shall succeed the following assets that Konami owns and manages for its operations associated with the digital entertainment business as of the previous day of the split.

(1)	Movables

(a)	Inventories of products, components, and such like

(b)	Machinery, tools, instrument and fixtures

(c)	Software (except for production management systems)

(d)	Others: expendables, utensils, and such like, that are not listed in account books

(2)	Securities

Investments excluding all investment securities and amounts invested in subsidiaries and affiliates

(3)	Monetary credits

(a)	Trade accounts receivable and notes receivable

(b)	Other receivables

(c)	Temporary payment

(d)	Others

(4)	Other assets

(a)	Deferred tax assets and long-term deferred tax assets

(b)	Advances, prepaid expenses and long-term prepaid expenses

2.	Liabilities to be succeeded

Konami Digital Entertainment shall succeed the following liabilities that Konami owns and manages for its operations associated with the digital entertainment business as of the previous day of the split.

(a)	Other accounts payable

(b)	Accrued expenses

(c)	Advances received

(d)	Allowance for bonuses

(e)	Allowance for retirement benefits

3.	Intellectual property rights to be succeeded

Konami Digital Entertainment shall succeed the intellectual property rights that Konami owns and exercises for its operations associated with the digital entertainment business as of the previous day of the split. The intellectual property rights that Konami will continue to own are provided in the end of the Appendix: Suffix.

4.	Contractual status to be succeeded

Konami Digital Entertainment shall succeed contractual status in all contracts concerning the digital entertainment sector managed by Konami as of the previous day of the split, as well as incidental rights and obligations.

5.	Employment contracts to be succeeded

Konami Digital Entertainment shall succeed Konami’s employment contracts with employees engaged in the digital entertainment business of Konami, incidental rights and obligations, as well as labor conditions stipulated by working rules. In addition, Konami’s employees who will not be succeeded by Konami Digital Entertainment are those belonging to the following sectors:

(a)	IR Department, Financial Division

(b)	Operations Inspection Office, Finance and Accounting Division

(c)	President’s Office, Headquarters

(d)	Public Relations Office

6.	Permits and licenses to be succeeded

Konami Digital Entertainment shall succeed from Konami the permits, licenses, approval, registration, notifications, which Konami had acquired in association with the business to be succeeded as of the previous day of the split and can be legally succeeded.

[Suffix]

Intellectual property rights that Konami will continue to own according to Item 3 of Appendix 2:

Trademarks that Konami applies or has registration in each country:

＠こなみるく＼あっとまーくこなみるく＼アットマークコナミルク
§ＧＭＤ＼ＫＯＮＡＭＩ　ＧＡＭＩＮＧ　ＭＡＣＨＩＮＥ　ＤＩＶＩＳＩＯＮ
§ＫＣＥＯＳＡＫＡ＼ＫＯＮＡＭＩ　ＣＯＭＰＵＴＥＲ　ＥＮＴＥＲＴＡＩＮＭＥＮＴ　ＯＳＡＫＡ
§ＫＯＮＡＭＩ＼ＮＥＴＷＯＲＫ
§コナミ＼キャラコレ＼ワールド
Dance Dance Revolution KONAMIX
ｅ．Ｋｏｎａｍｉ　Ｓｈｏｐ＼ｅ．コナミショップ＼イードットコナミショップ
ｅ．ｋｏｎａｍｉ＼イードットコナミ
ｅ－ｋｏｎａｍｉ＼イーコナミ
ＥＮＴＥＲＴＡＩＮＭＥＮＴ　ＣＬＵＢ∞ＫＯＮＡＭＩ
GMD （ロゴ） &KONAMI GAMING MACHINE DIVISION
KOANMI SELECTION/コナミセレクション
Konami
KONAMI
KONAMI & DEVICE (Konami mark)
KONAMI & DEVICE （Italic Konami mark)
KONAMI （only the letters in Italics)
KONAMI / XXL / SPORTS SERIES （logo)
KONAMI ANTIQUES
Konami Antiques
KONAMI ARCADE CLASSICS
ＫＯＮＡＭＩ　ＣＯＬＬＥＣＴＩＯＮ　ＣＡＲＤ＼コナミコレクションカード
KONAMI COLLECTOR'S SERIES
KONAMI COLLECTOR'S SERIES ARCADE ADVANCED （logo)
KONAMI COLLECTOR'S SERIES ARCADE CLASSICS （logo)
ＫＯＮＡＭＩ　ＣＯＭＰＵＴＥＲ　ＧＡＭＥＳ＼コナミコンピュータゲームズ
Konami Device (Konami mark)
KONAMI ELITE II
KONAMI EVOLUTION SNOWBOARDING
ＫＯＮＡＭＩ　ＦＵＮＤ＼コナミファンド
KONAMI GAMING
KONAMI GB COLLECTION
KONAMI GOLFING GREATS
KONAMI GT
KONAMI INTERNATIONAL SUPERSTAR SOCCER
ＫＯＮＡＭＩ　ＩＮＴＥＲＮＥＴ　ＲＡＤＩＯ　ＳＴＡＴＩＯＮ＼§ｄｂ－ＦＭ
ＫＯＮＡＭＩ　Ｊ－ＡＰＰＬＩ/コナミ　Ｊ－ＡＰＰＬＩ/コナミジェイアプリ
KONAMI Kids Smile （logo)
KONAMI KRAZY RACERS
KONAMI LOOK
ＫＯＮＡＭＩ　ＬＯＯＫ＼コナミルック
KONAMI MOBILE
Konami Mobile Casino
KONAMI MOTION
ＫＯＮＡＭＩ　ＭＵＳＩＣ　ＥＮＴＥＲＴＡＩＮＭＥＮＴ＼コナミミュージックエンタテイメント
ＫＯＮＡＭＩ　ＭＵＳＩＣ　ＨＩＴＳ！
ＫＯＮＡＭＩ　ＮＥＴ＼コナミネット
KONAMI OPEN GOLF
ＫＯＮＡＭＩ　ＰＡＲＬＯＲ　ＥＮＴＥＲＴＡＩＮＭＥＮＴ＼コナミパーラーエンタテイメント
KONAMI Pop'n music

KONAMI PREMIER SOCCER
KONAMI RACING
ＫＯＮＡＭＩ　ＲＥＰ＼コナミレップ
ＫＯＮＡＭＩ　ＳＥＲＶＩＣＥ＼コナミサービス
Konami Sports
ＫＯＮＡＭＩ　ＳＰＯＲＴＳ
KONAMI SPORTS （logo）
KONAMI SPORTS CLUB
KONAMI SPORTS CLUB/Business Class/GRANCISE
KONAMI SPORTS CLUB/for EXECUTIVE/GRANCISE
KONAMI SPORTS CLUB/for EXECUTIVE/GRANCISE （logo）
KONAMI SPORTS LIFE/コナミスポーツライフ
ＫＯＮＡＭＩ　ＳＰＯＲＴＳ/コナミスポーツ
KONAMI SUPERSTARS SOCCER/ KONAMI SOCCER SUPERSTARS/ KONAMI SUPERSTAR SOCCER/ KONAMI SOCCER SUPERSTAR
KONAMI THRILLDRIVE
KONAMI TOKIMEKI WRIST GAME
KONAMI TOKIMEKI WRIST WATCH
Konami TRACK & FIELD
ＫＯＮＡＭＩ　ＷＡＩＷＡＩ　ＲＡＣＩＮＧ　ＡＤＶＡＮＣＥ
KONAMI WINTER GAMES
KONAMI WORLD SOCCER WINNING ELEVEN
KONAMI ポップンミュージック
ＫＯＮＡＭＩ＆Ｄｅｖｉｃｅ
KONAMI （brand logo）
KONAMI （marketing logo）
KONAMI/ENDEAVOUR/SERIES
KONAMI/ネット麻雀/NETMAHJONG
ＫＯＮＡＭＩ＼ＢＢ弾
ＫＯＮＡＭＩ＼ＳＰＯＲＴＳ
Ｋｏｎａｍｉ＼コナミ
ＫＯＮＡＭＩ＼コナミ
ＫＯＮＡＭＩ’Ｓ　ＴＥＤＤＹ　ＢＥＡＲ＼コナミズテディベア
ＫＯＮＡＭＩ’Ｓ　ＴＥＤＤＹ　ＢＥＡＲ＼コナミズテディベアー
ＫＯＮＡＭＩ♪ＭＵＳＩＣフル
ＫＯＮＡＭＩ∞ＥＮＴＥＲＴＡＩＮＭＥＮＴ　ＣＬＵＢ
KONAMIOnline.com/KonamiOnline.com/コナミオンラインドットコム
KONAMI'S OPEN GOLF CHAMPIONSHIP
KONAMISPORTSCLUB／コナミスポーツクラブ
ＫＯＮＡＭＩの占いセンセーション
konami 波マーク
SCHOOL / KONAMI SPORTS CLUB
sports! konami
WELLNESS/KONAMI SPORTS CLUB
ＸＡＸ　エグザスツアー／ＫＯＮＡＭＩ　ＳＰＯＲＴＳ　ＣＬＵＢ　（logo）
お得なサイトコナミ
キクミルコナミ
キッズコナミ/KID'S KONAMI/Kid's konami
コナミ
コナミ　コンピュータ　エンタテイメント＼ＫＯＮＡＭＩ　ＣＯＭＰＵＴＥＲ　ＥＮＴＥＲＴＡＩＮＭＥＮＴ
コナミ　ワイワイレーシング　アドバンス＼ＫＯＮＡＭＩ　ＷＡＩＷＡＩ　ＲＡＣＩＮＧ　ＡＤＶＡＮＣＥＤ
コナミ/KONAMI
コナミ/アーケードゲーム/コレクション （logo）
コナミ・レトロゲーム
コナミ★メダル王国

コナミ８０’Ｓアーケードギャラリー
コナミアーケードゲームコレクション　(logo)
コナミアーケードネット＼ＫＯＮＡＭＩ　ＡＲＣＡＤＥ　ＮＥＴ
こなみあーてぃすとぷろだくつ＼コナミアーティストプロダクツ＼KONAMI　ARTIST　PRODUCTS
コナミアプリＤＸ
コナミアプリコレクション/ＫＯＮＡＭＩ　ＡＰＰＬＩ　ＣＯＬＬＥＣＴＩＯＮ
コナミアミューズメント保守サービス
コナミアンティークス＼ＫＯＮＡＭＩ　ＡＮＴＩＱＵＥＳ
コナミエンタテインメントクラブ＼ＫＯＮＡＭＩ　ＥＮＴＥＲＴＡＩＮＭＥＮＴ　ＣＬＵＢ
コナミカードサプライシリーズ
コナミキャラコレワールドＥＺ
コナミキャラコレワールドｉ
コナミクオリティーライフ研究所
コナミサンキュウシリーズ　(color logo)
コナミズテディ＼ＫＯＮＡＭＩ’Ｓ　ＴＥＤＤＹ
コナミスポーツ＼ＫＯＮＡＭＩ　ＳＰＯＲＴＳ
コナミスポーツクラブ/ＢＬＡＣＫＣＵＲＲＡＮＴ/ブラックカラント
コナミスポーツクラブ/KONAMI SPORTS CLUB
コナミスポーツプラザ
コナミスポーツマスターズ
コナミスポーツ塾
コナミチャンネル/KONAMI CHANNEL
コナミック
コナミックゴルフ/KONAMIC GOLF
コナミテックギア＼ＫＯＮＡＭＩ　ＴＥＣＨ　ＧＥＡＲ
コナミデラックスパック (PD)
コナミテレマーケッティング　センター
コナミネットＤＸ
コナミネットミックス
コナミのピンポン
コナミパーラーリサーチ
コナミポケッツ＼ＫＯＮＡＭＩ　ＰＯＣＫＥＴ’Ｓ
コナミマスターズ
コナミモバイル・オンライン
こなみるく＼コナミルク＼ＫＯＮＡＭＩＲＵＫＵ
コナミワイワイワールド
コナミ完璧攻略シリーズ
コナミ対戦コロシアム
コナミ殿堂セレクション
コナミ殿堂セレクション　(logo)
ピーマニポケット　コナミックス
ベビーコナミ/BABY KONAMI/Baby Konami
可樂美
科楽美
科樂美
小波＼こなみ
毎日はっしん！コナミゲームソフトサテライト
恋羽こなみ＼こいわこなみ

3. Directors, Corporate Auditors and Accounting Auditor of the company established through the corporate split

(1) Directors

Name (Date of Birth)		Brief personal record	Number of Company’s stock owned
Fumiaki Tanaka (March 10, 1961)	Apr. 1981 Jun. 1996 Mar. 1998 Mar. 2000 Jun. 2000 Nov. 2002 Dec. 2002 Apr. 2005	Joined the Company Director Managing Director General Manager of AM Business Division (presently Amusement Company) Senior Managing Director and Corporate Officer General Manager of IT Supervisory Division Chairman and Representative Director of Konami Sports Life Corporation Senior Executive Corporate Officer, in charge of Japan (to present)	64,693

Akira Tamai (October 14, 1963)	Sep. 1999 Apr. 2001 Oct. 2002 Oct. 2004 Apr. 2005	Joined the Company General Manager of Tax Affairs Office (presently Tax Affairs Supervisory Division) Manager of IT Strategy Division General Manager of Finance and Accounting Division as well as Manager of Finance Division (presently Finance Supervisory Division) Corporate Officer (to present)	922

Naoyuki Notsu (November 18, 1955)	Apr. 2000 Jan. 2004 May 2004	Joined the Company, Manager of Administration Division General Manager of Business Administration Division Corporate Officer (to present)	779

(2) Corporate Auditors
Name (Date of Birth)		Brief personal record	Number of Company’s stock owned
Nagahiro Morimoto (February 13, 1947)	Jul. 1995 Feb. 2002 Jan. 2003	Joined the Company Corporate Auditor of Konami Olympic Sports Club Co., Ltd. (present Konami Sports Corporation) Standing Corporate Auditor of Konami Sports Life Corporation (to present)	6,438

Noboru Onuma (January 1, 1948)	Jun. 1999	Standing Corporate Auditor of the Company (to present)	1,285

Yasumasa Iwagaki (August 16, 1947)	Jan. 1999 Jun. 1999 Jun. 1999 Jun. 2004 Jun. 2005	Corporate Auditor of Konami Computer Entertainment Japan, Inc. Corporate Auditor of Konami Computer Entertainment Tokyo, Inc. Corporate Auditor of Konami Computer Entertainment Osaka, Inc. Standing Corporate Auditor of Konami Real Estate, Inc. Corporate Auditor of Konami Sports Corporation (to present)	0

(3) Accounting Auditors

Overview of Accounting Auditors

(As of November 30, 2005)

Auditors name:	KPMG AZSA & Co.

Offices:	Main office:
1-2 Tsukudo-cho, Shinjuku-ku, Tokyo

Other offices in:
Sapporo, Morioka, Sendai, Yamagata, Kanazawa, Toyama, Niigata, Nagano, Takasaki, Mito, Saitama, Chiba, Yokohama, Shizuoka, Nagoya, Mie, Gifu, Kyoto, Nara, Osaka, Wakayama, Kobe, Okayama, Hiroshima, Yonago, Matsuyama, Shimonoseki, Takamatsu, Oita, Fukuoka and Nagasaki

Corporate history:	July 1, 1985: Asahi Shinwa Auditing Corporation established
October 1, 1993: Merged with Inoue, Saito & Eiwa Auditing Corporation (established on April 5, 1978) to form Asahi & Co.

January 2004: Merged with and changed the name to KMPG AZSA & Co. (established on February 26, 2003)

Number of employees [figures in square brackets include part-time employees]:

CPA: 1,459 [1,649] (representative employees: 232; regular employees: 182)
Junior CPA: 786 [806]
Others: 642 [667]
Total: 2,887 [3,122]

Number of clients:	5,665

Audit service: 4,159 corporations
(Statutory audit: 733; Japanese SEC audit: 90; Commercial Code audit: 1,279; School: 277; Labor union: 74; Others: 307; Other statutory audit: 307; Other voluntary audit: 1,399)
Other services: 1,506 corporations

Amount of capital:	¥3,230 million

4. Documents which describe reasons for new share allocation, as provided in Item 2, Paragraph 1, Article 374-2 of the Commercial Code of Japan

Statement of Reasons for New Share Allocation

Konami Corporation (hereinafter referred to as the “Company”) plans to split the digital entertainment business and set up Konami Digital Entertainment Co., Ltd. (hereinafter referred to as “Konami Digital Entertainment”), which will take over this business, on March 31, 2006, based on the split plan approved by the Board of Directors on January 5, 2006. All 520,000 common stock newly issued by Konami Digital Entertainment in connection with this split will be allocated to the Company.

5. Documents which describe the prospect of the fulfillment of obligation to be borne by each company, as provided in Item 3, Paragraph 1, Article 374-2 of the Commercial Code of Japan, and the relevant reasons

Statement Regarding the Prospect of the Performance and Discharge of Liabilities

According to the split plan approved by the meeting of the Board of Directors held on January 5, 2006, the Company plans to split its digital entertainment business and set up Konami Digital Entertainment Co., Ltd. (hereinafter referred to as the “New Company”), which will take over the subject business, on March 31, 2006. With respect to this split, the Company concludes that the Company and the New Company will be able to perform and discharge the liabilities to be borne by the respective companies.

(1) Regarding the Company

The assets and liabilities booked on the Balance Sheets of the Company as of September 30, 2005 amounted to ¥203,217 million and ¥53,730 million, respectively, indicating that its assets far outnumbered its liabilities. The Company absorbed its wholly owned subsidiary Konami Marketing Japan, Inc. on October 1, 2005, and its assets and liabilities became ¥211,851 million and ¥61,618 million, respectively, on the Balance Sheets as of October 1, 2005, and its assets again far exceeded its liabilities.

From October 1, 2005 until now, no event has occurred that would adversely affect the performance and discharge by the Company of liabilities to be borne by the Company, and until the split date, no event is expected to occur that will adversely affect the performance and discharge by the Company of its liabilities.

Furthermore, no event is expected to occur that will constitute a hindrance to the performance and discharge by the Company of the subject liabilities, in its business activities after the corporate split.

Therefore, the Company concludes that the Company will be able to perform and discharge all of its liabilities when they become due, to be performed after the split date.

(2) Regarding the New Company

The assets and liabilities, which the New Company is expected to succeed from the Company upon the planned corporate split, amounted to ¥72,943 million and ¥20,943 million, respectively. This indicates that the New Company’s assets are likely to far outnumber its liabilities even if this corporate split is implemented.

From October 1, 2005 until now, no major change has occurred in the assets and liabilities that the New Company is expected to succeed from the Company in the wake of the planned corporate split, and until the split date, no event is expected to occur that will significantly change the subject assets and liabilities.

Furthermore, no event is expected to occur that will constitute a hindrance to the performance and discharge by the New Company of liabilities to be borne by the New Company, in its business activities after the corporate split.

Therefore, the Company concludes that the New Company will be able to perform and discharge all of its liabilities when they become due to be performed after the split date.

6. Balance sheets and statements of operations pursuant to Items 4 to 7, Paragraph 1, Article 374-2 of the Commercial Code of Japan

(1)	Balance sheets and statements of operations prepared six months before this extraordinary general shareholders meeting

As described in pages 16 to 20, in the section of Reference Materials Concerning the Exercise of Voting Rights.

(2)	Final balance sheets and statements of operations

As described in pages 26 to 30, in the section of Reference Materials Concerning the Exercise of Voting Rights.

Proposal No. 3: Amendments to the Articles of Incorporation

1. Reasons for the amendments

The Company plans to become the holding entity through the partial split of its business as presented in Proposal 2: “To approve Plan for Corporate Split.” Accordingly, necessary changes to Article 2 of the current Articles of Incorporation (Purpose) are proposed. The amendments to the Articles shall become effective as of the effective date of the corporate split, provided that Proposal 2: “To approve Plan for Corporate Split” is approved and the corporate split of the Proposal becomes effective.

2. Details of the amendments

Details of the amendments are as follows:

(The underlined sections are the amendments.)

Current Articles of Incorporation	Proposed Amendments
Article 2. (Purpose) The purpose of the Company is to engage in the following business:

Article 2 (Purpose)

The purpose of the Company shall be to own shares of companies which run the following businesses or a foreign company which runs equivalent businesses, and be engaged in the control and administration of the subject companies’ business activities as well as implementation of operations incidental to such activities.

1.      Research, development, manufacture and distribution of software and hardware relating to electric appliance and electronic components;

2.      Planning, production, manufacture, rental and distribution of music, audio and visual software (including disks, tape and film, etc.); production and acquisition of master copies, and transferal or usage permission thereof;

3.      Acquisition, management, promotion of usage and development of music copyright and related performance rights, and transferal or usage permission thereof;

4.      Planning, production and distribution of books, magazines, sheet music and other publications;

5.      Development, manufacture and distribution of toys;

6.      Design of character products (with images of people, animals, etc. which have unique names or characters);

7.      Planning, production and distribution on the Internet;

8.      Planning, establishment and operation of shopping complex on the Internet, provision of know-how thereof and correspondence sales;

9.      Provision and distribution of software using communication circuits;

10.    Management of sports facilities and amusement arcades;

11.    Distribution of soft drinks, foods, alcoholic beverages, sports gear, clothing and computer game machines;

12.    Advertising agency, insurance agency, broadcasting business and leisure business including tour, sports, etc.;

13.    Purchase and sale of antiques;

14.    Sale, purchase, lease, blockage and management of real estate;

15.    Job placement;

16.    Holding of and investment in securities;

17.    Acquisition and management of copyrights, trademark rights, design rights, performance rights and rights to produce records and videos related to the preceding items;

1-20: No amendments

Current articles of incorporation	Proposed amendments

18.    Import, export and agency business related to each of the preceding items;

19.    Investment in the party in charge of the business specified in the preceding items; and

20.    Any and all business incidental to any of the preceding items.